Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY 29 October 2024 Via EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Industrial Application and Services 100 F Street, N.E. Washington, D.C. 20549 Attention: Julie Sherman and Kristin Lochhead Re: Unilever PLC Form 20-F for the Fiscal Year Ended December 31, 2023 Filed March 14, 2024 File No. 001-04546 Dear Ms. Sherman and Ms. Lochhead: I refer to your letter dated October 21, 2024, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to the annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”) of Unilever PLC (the “Company” and, together with its subsidiaries, “Unilever” or the “Group”) (File Number 001-04546). Unilever’s responses to the Staff’s comments on the 2023 Form 20-F are set forth below. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text and have provided our responses immediately following each numbered comment. Form 20-F for the Year Ended December 31, 2023 Review of the Year, page 6 1. We reference certain statements on pages 6 and 8 that begin with a discussion of underlying sales growth, underlying operating margin and underlying earnings per share without including the most directly comparable GAAP measure more prominently. In future filings, please review your presentations of all non-GAAP measures disclosed throughout your filing, and revise as needed to present with equal or greater prominence the most directly comparable financial measure or measures calculated and presented in accordance with GAAP as required by Item 10(e)(1)(i)(A) of Regulation S-K. You may also reference Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

2 Response: The Company respectfully acknowledges the foregoing Staff comment. The Company will revise its disclosure accordingly in future filings. Our Performance, page 56 2. In future filings, expand your definition of ‘non-underlying items’ on page 61 to clarify why certain items are identified as ‘non-underlying’ based on their nature and frequency, and why management believes it provides useful information to investors. In this regard, your disclosure should discuss what it is about the nature and frequency of certain items that results in an item of income or expense to be classified ‘nonunderlying.’ Response: The Company respectfully acknowledges the foregoing Staff comment. The Company will revise its disclosure accordingly in future filings. 3. Revise future filings to also present your GAAP operating cash flow to net profit ratio, GAAP return on invested capital and GAAP return on assets, since the non-GAAP measure of these items are presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K, Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures and footnote 27 to SEC Release No. 33-8176. Response: The Company respectfully acknowledges the foregoing Staff comment. The Company will revise its disclosure accordingly in future filings. ***** To the extent that you have any questions or would like to discuss further, please do not hesitate to contact Maria Varsellona, Chief Legal Officer and Group Secretary or Prakash Kakkad, General Counsel Corporate and Deputy Group Secretary, each of whom can be reached on Tel: +44 (0) 779 562319 or +44 (0) 7979 968 531. Sincerely, /s/ Fernando Fernandez Fernando Fernandez Chief Financial Officer Unilever PLC